CFN Lawyers LLC 418 Broadway #4607 Albany, NY 12207, USA +1 (646) 386 8128 Main cfn@cfnllc.us Email

June 25, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ruairi Regan
Jeffrey Gabor

Re:	Primega Group Holdings Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed June 13, 2025
File No. 333-287735

Dear Sirs/Madams,

On behalf of our client, Primega Group Holdings Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 18, 2025 on the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed on June 13, 2025 (the “Registration Statement”).

The Staff’s comments from its letter dated June 13, 2025 are repeated below in bold and followed by the Company’s responses. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form F-1submitted June 13, 2025

General

1.

Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide us with a detailed legal and factual analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i) and why it should not be treated as a primary offering. In responding, please consider the guidance set forth in Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations. In your response please clarify why the company has elected to register the resales by these selling shareholders and why such resales are being registered at this time.

The Company respectfully submits that the offering contemplated in the Registration Statement is not an indirect primary offering but is a valid secondary offering by or on behalf of the selling stockholder that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the selling stockholders in a secondary offering.

In Question 612.09 of the Staff’s Securities Act Rules Compliance and Disclosure Interpretations (“C&DI.612.09”), the Staff sets forth a detailed analysis of the relevant factors that should be examined when determining whether the offering is by or on behalf of a person other than the registrant. C&DI.612.09 provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each relevant factor listed in C&DI.612.09 is addressed below. Based on an analysis of these specific factors and all relevant circumstances, the Company respectfully submits that the proposed offering described herein is appropriately characterized as a bona fide secondary offering eligible for registration under Rule 415(a)(1)(i).

(A)	How Long the Selling Shareholders Have Held the Shares

The selling shareholders include Mr. Man Siu Ming, Navigators Capital Management Co., Limited, GLOBALLINK COMMERCE LTD, ZENITH HOTEL MANAGEMENT LTD, GLOBALLINK TRADE LTD, Zhi Ding Group Co., Limited, JD Zhiding Technology Co., Limited, Happiness Technology Co., LTD, Public welfare happiness technology LTD, Innovation Future Technology Co. LTD, CLEVERAI LTD (collectively, the “Selling Shareholders”).

Mr. Man Siu Ming has held his resale shares since April 14, 2022. The other ten Selling Shareholders have held their respective shares since April 7, 2025, pursuant to the ten separate Share Purchase Agreements (“SPAs”) each entered into between Mr. Man Siu Ming and the respective Selling Shareholders (the “Purchasers”). Accordingly, at the time of effectiveness of the Registration Statement, the Selling Shareholders will have held these shares for periods exceeding three years for Mr. Man Siu Ming and at least several months (since April 2025) for the other Selling Shareholders, respectively. Thus, the Selling Shareholders have borne the full economic and market risk of their investments for a substantial period prior to the Registration Statement becoming effective. This considerable holding period supports the conclusion that the Selling Shareholders are not underwriters who acquired the securities with an intention to distribute them.

While the presumption is that the longer securities are held, the less likely it is that a selling shareholder is acting as a conduit for a primary offering, this factor alone is not determinative. Indeed, the Commission explicitly recognizes that even a relatively short holding period does not, by itself, negate valid investment intent. Consistently, the Staff regularly permits issuers to register privately issued shares promptly following, or even concurrently with, the closing of a private placement transaction.

(B)	The Circumstances Under Which the Selling Shareholders Received the Shares

In 2018, Mr. Man Siu Ming founded the Company’s operating subsidiary, Primega Construction Engineering Co. Limited (“Primega Construction”) and owned 100% of its shares. In 2022, as part of a reorganization, the Company acquired, through its wholly owned subsidiary, Celestial Power Group Limited, all the shares of Primega Construction from the Mr. Man Siu Ming and, as consideration for such, issued 11,249,999 ordinary shares of the Company, par value $0.0001 per share, to Mr. Man Siu Ming on April 14, 2022.

Subsequently, on April 7, 2025, Mr. Man Siu Ming entered into ten separate SPAs with each of the Purchasers, pursuant to which Mr. Man sold an aggregate of 13,464,000 shares directly to the Purchasers.

The Selling Shareholders have not entered into any underwriting relationships or arrangements with the Company, nor have they received any commissions or other payments from the Company in connection with the resale of these shares. Furthermore, the Company will receive no proceeds from any subsequent resale of the shares by the Selling Shareholders. Accordingly, the Company believes these circumstances clearly distinguish the resale transactions contemplated by this Registration Statement from a primary offering made by, or on behalf of, the Company.

(C)	The Relationship of the Selling Stockholders to the Company

Mr. Man Siu Ming, one of the Selling Shareholders, serves as a director and the Chief Executive Officer of the Company. Aside from Mr. Man Siu Ming, none of the other Selling Shareholders is an affiliate of the Company.

None of the Selling Shareholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with any Selling Shareholder that would control the timing, nature or amount of resales of such shares following the effectiveness of the Registration Statement or whether such shares are ever resold at all under the Registration Statement.

None of the Selling Shareholders has received, or will receive, any commission or other payment from the Company in connection with the resale of their respective resale shares. Additionally, to the Company’s knowledge, none of the Selling Shareholders has ever been affiliated with, or acted as, a broker-dealer or a representative thereof. To the extent the Selling Shareholders sell shares, they alone will retain all proceeds from such resales. The Company will not receive any proceeds from these resales.

In addition, the Staff has noted in its Securities Act Compliance and Disclosure Interpretation 116.15 (“C&DI 116.15”) that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” Accordingly, the non-affiliate status of the Selling Shareholders, except for Mr. Man Siu Ming, further supports the Company’s position that the resale offering contemplated by the Registration Statement is appropriately characterized as a secondary offering, and not a primary offering on behalf of the Company.

(D)	The Amount of Shares Involved

The Company acknowledges the large amount of common shares involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. In addition, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a controlling holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, Securities Act Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.”

The Company believes that these interpretive provisions make clear that a holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company has been informed that none of the Selling Shareholders has entered into any agreement or understanding regarding a distribution of the shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts or methods:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution” under Regulation M. Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods have or would take place if all of the shares covered by the Registration Statement were registered. Nor is there any evidence that any of the Selling Shareholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the offering as secondary in nature.

(E)	Whether the Selling Shareholders Are in the Business of Underwriting Securities

The Company is not aware of any Selling Shareholder being a registered broker-dealer or an affiliate of a broker-dealer as defined in Section 3(a)(4)(A) and Section 3(a)(5)(A) of the Securities Exchange Act of 1934, as amended. Furthermore, to the Company’s knowledge, none of the Selling Shareholders is engaged in the business of underwriting securities.

(F)	Whether Under All Circumstances It Appears That the Selling Shareholders Are Acting as a Conduit for the Company

Under the totality of the facts and circumstances, the Company respectfully submits that the Selling Shareholders are not acting as conduits for the Company in conducting a distribution to the public. In particular, the following factors weigh in support of characterizing the Registration Statement as a valid secondary offering:

●	The Selling Shareholders have held these shares for periods exceeding three years for Mr. Man Siu Ming and at least several months (since April 2025) for the other Selling Shareholders, respectively;

●	During these periods, the Selling Shareholders have borne full economic and market risk relating to their investment;

●	None of the Selling Shareholders has received, or will receive, any commission or other payment from the Company in connection with the resale of their respective resale shares;

●	Except for Mr. Man Siu Ming, none of the Selling Shareholders is an affiliate of the Company. Further, the Staff’s prior position in C&DI 116.15 concludes that affiliates are not automatically deemed to be alter-egos of issuers and may validly engage in secondary offerings;

●	None of the Selling Shareholders is engaged in the business of underwriting securities, nor are they registered broker-dealers; and

●	The amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior positions taken in C&DI 612.12 and C&DI 216.14.

Based on the foregoing considerations, the Company respectfully submits that the Selling Shareholders are not acting as a conduit for the sale of shares to the public, that the registration of the Shares for resale by the Selling Shareholders pursuant to the Registration Statement is a valid secondary offering under Rule 415(a)(1)(i) and that there is no risk to the investing public if the Registration Statement is declared effective.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Sanny Choi or Kevin Dong of CFN Lawyers LLC at (646) 386-8128 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Sanny Choi
Sanny Choi CFN Lawyers LLC